UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)
WIMM-BILL-DANN FOODS OJSC (Name of Subject Company (Issuer))

PEPSI-COLA (BERMUDA) LIMITED (Offeror)
a subsidiary of
PEPSICO, INC. (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))
American Depositary Shares, Each Representing One-fourth of One Ordinary Share, Par Value 20 Russian Rubles Per Share
(Title of Class of Securities)
97263M109
(Cusip Number of Class of Securities)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Telephone: (914) 253−2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Peter R. Douglas Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on March 10, 2011 (the “Schedule TO”) by Pepsi-Cola (Bermuda) Limited, a company organized under the laws of Bermuda (“Purchaser”) and a subsidiary of PepsiCo, Inc., a North Carolina corporation.  The Schedule TO relates to the offer by Purchaser to purchase all outstanding American Depositary Shares (“ADSs”) of Wimm-Bill-Dann Foods OJSC, an open joint stock company organized under the laws of the Russian Federation (“WBD”), each representing one-fourth of one ordinary share of WBD, par value 20 Russian rubles per share, upon the terms set forth in the U.S. Offer to Purchase, dated March 10, 2011 (the “U.S. Offer to Purchase”), and in the related ADS Letter of Transmittal.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

(1) The following sentence:

“Russian law prohibits us from making the U.S. Offer open to those who hold Shares in direct share form, including U.S. persons.”

is added to the U.S. Offer to Purchase in each of the following places: (a) as the penultimate sentence of the second paragraph under “Summary Term Sheet—Background”, (b) as the second sentence in the paragraph under the caption “What and how many securities are you offering to purchase?” in the “Summary Term Sheet”, (c) as the third sentence in the first paragraph under the caption “If I am a holder of Shares, can I tender my Shares in the U.S. Offer?” in the “Summary Term Sheet”, (d) at the end of the first paragraph under “The Offer— Section 1— Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure”, (e) as the second sentence in the third paragraph (beginning with “Shares may not be tendered in the U.S. Offer”) under “The Offer—Section 1—Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure” and (f) at the beginning of the first paragraph under “The Offer—Section 4—Procedure for Tendering ADSs—Deposit of Shares in Exchange for ADSs and Delivery of ADSs”.

(2) The following paragraph:

“The material terms of the Offers are substantially the same, other than: (i) the U.S. Offer is for ADSs and the Russian Offer is for Shares, (ii) the U.S. Offer will expire at 12:00 P.M. noon, New York City time, on the U.S. Expiration Date, three business days prior to expiration of the Russian Offer, in order to allow the Shares underlying the ADSs that were tendered in the U.S. Offer to be subsequently tendered in the Russian Offer, (iii) the U.S. Offer will allow the withdrawal of all tendered ADSs until we accept the tendered ADSs for payment whereas, under Russian law, shareholders may submit amended acceptance notices at any time during the Russian Offer, which can decrease the number of Shares tendered, but not to less than one Share and (iv) shareholders who tender in the Russian Offer will receive Russian rubles as required by Russian law whereas ADS holders who tender in the U.S. Offer will receive U.S. dollars.”

is added to the U.S. Offer to Purchase as the last paragraph under “The Offer—Section 1—Background of the U.S. Offer—Russian Mandatory Tender Offer and the Dual Offer Structure”.

(3) The following sentence:

“Under Russian law, the buy-out price must be paid in Russian Rubles.”

is added to the U.S. Offer to Purchase at the end of the second paragraph under “The Offer—Section 8—Possible Effects of the Offers on the Market for ADSs—Russian Law Buy-out Right”.

(4) The following sentence:

“Under Russian law, the squeeze-out price must be paid in Russian Rubles.”

is added to the U.S. Offer to Purchase at the end of the third paragraph under “The Offer—Section 8—Possible Effects of the Offers on the Market for ADSs—Russian Law Squeeze-out Demand Right”.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(6) English translation of the Russian mandatory tender offer documents used in the offer for Wimm-Bill-Dann Foods OJSC shares.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2011

PEPSI-COLA (BERMUDA) LIMITED

By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President and Director

PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(6)	English translation of the Russian mandatory tender offer documents used in the offer for Wimm-Bill-Dann Foods OJSC shares.